SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Zura Bio Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G9TY5A101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of that Act (however, see the Notes).

CUSIP No. G9TY5A101

1.	NAMES OF REPORTING PERSONS AI Biotechnology LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 4,388,560(1)
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 4,388,560(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,388,560(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.9%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)

(1)

The total number of Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”), of Zura Bio Limited (the “Issuer”) reported as beneficially owned includes (i) 4,052,702 Class A Ordinary Shares held directly by AI Biotechnology LLC (“AI Biotechnology”) and (ii) 335,858 Class A Ordinary Shares issuable upon the partial conversion of pre-funded warrants held directly by AI Biotechnology, which are exercisable at any time or times on or after the date of issuance (the “Private Placement Warrants”).

(2)

The percent of Class A Ordinary Shares reported as beneficially owned is calculated based on the number of Class A Ordinary Shares described in footnote (1) above and, as the denominator, the sum of (i) 43,593,678 Class A Ordinary Shares outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2023, filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2023 and (ii) 335,858 Class A Ordinary Shares issuable upon the partial exercise of Private Placement Warrants held by AI Biotechnology.

CUSIP No. G9TY5A101

1.	NAMES OF REPORTING PERSONS Access Industries Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 4,388,560(1)
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 4,388,560(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,388,560(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.9%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)

(1)

The total number of Class A Ordinary Shares of the Issuer reported as beneficially owned includes (i) 4,052,702 Class A Ordinary Shares held directly by AI Biotechnology and (ii) 335,858 Class A Ordinary Shares issuable upon the partial conversion of Private Placement Warrants held directly by AI Biotechnology.

(2)

The percent of Class A Ordinary Shares reported as beneficially owned is calculated based on the number of Class A Ordinary Shares described in footnote (1) above and, as the denominator, the sum of (i) 43,593,678 Class A Ordinary Shares outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2023, filed with the SEC on November 13, 2023 and (ii) 335,858 Class A Ordinary Shares issuable upon the partial exercise of Private Placement Warrants held by AI Biotechnology.

CUSIP No. G9TY5A101

1.	NAMES OF REPORTING PERSONS Access Industries Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 4,388,560(1)
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 4,388,560(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,388,560(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.9%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)

(1)

The total number of Class A Ordinary Shares of the Issuer reported as beneficially owned includes (i) 4,052,702 Class A Ordinary Shares held directly by AI Biotechnology and (ii) 335,858 Class A Ordinary Shares issuable upon the partial conversion of Private Placement Warrants held directly by AI Biotechnology.

(2)

The percent of Class A Ordinary Shares reported as beneficially owned is calculated based on the number of Class A Ordinary Shares described in footnote (1) above and, as the denominator, the sum of (i) 43,593,678 Class A Ordinary Shares outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2023, filed with the SEC on November 13, 2023 and (ii) 335,858 Class A Ordinary Shares issuable upon the partial exercise of Private Placement Warrants held by AI Biotechnology.

CUSIP No. G9TY5A101

1.	NAMES OF REPORTING PERSONS Len Blavatnik
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 4,388,560(1)
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 4,388,560(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,388,560(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.9%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN (Individual)

(1)

The total number of Class A Ordinary Shares of the Issuer reported as beneficially owned includes (i) 4,052,702 Class A Ordinary Shares held directly by AI Biotechnology and (ii) 335,858 Class A Ordinary Shares issuable upon the partial conversion of Private Placement Warrants held directly by AI Biotechnology.

(2)

The percent of Class A Ordinary Shares reported as beneficially owned is calculated based on the number of Class A Ordinary Shares described in footnote (1) above and, as the denominator, the sum of (i) 43,593,678 Class A Ordinary Shares outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2023, filed with the SEC on November 13, 2023 and (ii) 335,858 Class A Ordinary Shares issuable upon the partial exercise of Private Placement Warrants held by AI Biotechnology.

Schedule 13G

CUSIP No. G9TY5A101

Item 1.

(a)	Name of Issuer:

Zura Bio Limited (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

1489 W. Warm Springs Rd. #110

Henderson, NV 89014

Item 2.

(a)	Name of Person Filing:

This filing is being made on behalf of:

AI Biotechnology LLC (“AI Biotechnology”)

Access Industries Holdings LLC (“AIH”)

Access Industries Management, LLC (“AIM”)

Len Blavatnik

(b)	Address of Principal Business Office or, if none, Residence:

The principal business office of each reporting person is c/o Access Industries, Inc., 40 West 57th Street, 28th Floor, New York, NY 10019.

(c)	Citizenship:

Each of AI Biotechnology, AIH and AIM is a limited liability company organized under the laws of the State of Delaware.

Mr. Blavatnik is a citizen of the United States of America.

(d)	Title of Class of Securities:

Class A Ordinary Shares, par value $0.0001 per share

(e)	CUSIP Number:

G9TY5A101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages. The percentages reported in Item 11 of the attached cover pages are based upon (i) 43,593,678 Class A Ordinary Shares outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2023, filed with the SEC on November 13, 2023 and (ii) 335,858 Class A Ordinary Shares issuable upon the partial exercise of Private Placement Warrants held directly by AI Biotechnology, which reflects the maximum number of Class A Ordinary Shares issuable upon the exercise of Private Placement Warrants held by AI Biotechnology pursuant to the Beneficial Ownership Blocker (defined below).

The Private Placement Warrants may not be exercised if the aggregate number of Class A Ordinary Shares beneficially owned by the holder thereof immediately following such exercise would exceed 9.99% of the outstanding Class A Ordinary Shares, as calculated under Rule 13d-3 of the Securities Exchange Act of 1934, as amended; provided, however, that AI Biotechnology may increase or decrease the foregoing beneficial ownership limitation by giving notice to the Issuer (such notice not to be effective until the sixty-first day after the notice is delivered to the Issuer), but not to exceed any percentage in excess of 19.99% (the “Beneficial Ownership Blocker”).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition:

See the responses to Item 8 on the attached cover pages.

4,052,702 Class A Ordinary Shares and Private Placement Warrants exercisable into 2,100,000 Class A Ordinary Shares, of which 335,858 may be deemed to be beneficially owned as of the date of this filing pursuant to the Beneficial Ownership Blocker, are held directly by AI Biotechnology LLC and may be deemed to be beneficially owned by AIM, AIH and Mr. Blavatnik because (i) Mr. Blavatnik controls AIM and AIH, (ii) AIM controls AIH, and (iii) AIH owns all of the voting units of AI Biotechnology LLC. Each of AIH, AIM and Mr. Blavatnik, and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

AI BIOTECHNOLOGY LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
	Name:	Alejandro Moreno
	Title:	Executive Vice President

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
	Name:	Alejandro Moreno
	Title:	Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
	Name:	Alejandro Moreno
	Title:	Executive Vice President

*
	Name:	Len Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13G pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/Alejandro Moreno
Name:	Alejandro Moreno
Attorney-in-Fact